As filed with the Securities and Exchange Commission on April 2, 2018

Registration No. 333-220997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Starwood Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

1601 Washington Avenue

Suite 800

Miami Beach, FL 33139

(305) 695-5500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Starwood REIT Advisors, L.L.C.

Barry S. Sternlicht

1601 Washington Avenue

Suite 800

Miami Beach, FL 33139

(305) 695-5500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 W. Peachtree Street NW

Atlanta, GA 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  Registration No. 333-220997

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-220997) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

2.	Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (included in Signature Page to this Registration Statement)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 2, 2018.

Starwood Real Estate Income Trust, Inc.

By:	/s/ John P. McCarthy, Jr.
John P. McCarthy, Jr.
Chief Executive Officer, President and Director

We, the undersigned officers and directors of Starwood Real Estate Income Trust, Inc., hereby severally constitute John P. McCarthy, Jr., Chris Lowthert and Matthew S. Guttin, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Starwood Real Estate Income Trust, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on April 2, 2018.

Signature	Title

/s/ John P. McCarthy, Jr. John P. McCarthy, Jr.	Chief Executive Officer, President and Director (principal executive officer)

/s/ Chris Lowthert Chris Lowthert	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)

/s/ Barry S. Sternlicht Barry S. Sternlicht	Chairman of the Board

/s/ Mark Deason Mark Deason	Director

/s/ Christopher Graham Christopher Graham	Director

/s/ Richard D. Bronson Richard D. Bronson	Independent Director

/s/ David B. Henry David B. Henry	Independent Director

/s/ Robin Josephs Robin Josephs	Independent Director

/s/ Dale Anne Reiss Dale Anne Reiss	Independent Director

/s/ James E. Walker James E. Walker	Independent Director